

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Daniel A. Strauss
Chief Executive Officer
GlassBridge Enterprises, Inc.
510 Madison Avenue, 9th Floor
New York, NY 10022

>   **Re: GlassBridge Enterprises, Inc.**
>   **Proxy Materials on Form PRE 14A**
>   **Filed June 14, 2019**
>   **Proxy Materials on Form DEF 14A**
>   **Filed June 28, 2019**
>   **Proxy Materials on Form DEFR 14A**
>   **Filed July 3, 2019**
>   **File No. 001-14310**

Dear Mr. Strauss:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Financial Services